306 East St. Joseph St., Suite 200
Rapid City, South Dakota 57701

November 18, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	KL Energy Corporation Registration Statement on Form S-1 Filed on June 18, 2010 File No. 333-167627

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") granting the withdrawal by KL Energy Corp. (the "Registrant") of the subject Registration Statement on Form S-1 filed by the Registrant on June 18, 2010 and the Amendment No. 1 thereto filed on October 5, 2010 (File No. 333-167627).  The Registrant is requesting withdrawal for various business and market reasons and, as such, the Registration Statement should not be made effective at this time.

The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission grants the application for withdrawal.

The Registrant may undertake a subsequent private offering in reliance on Rule 155(c).

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact the undersigned at (605) 721-5801.

Very truly yours,

/s/ Thomas J. Bolan
Thomas J. Bolan
Chief Financial Officer